Filed by Permian Resources Corporation

Pursuant to Rule 425 of the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

of the Securities Exchange Act of 1934

Subject Company: Earthstone Energy, Inc.

Commission File No.: 001-35049

The following email was sent to Permian Resources’ employees on October 10, 2023:

Subject: PR Officer Announcement

PR Team,

I am pleased to provide you with an update on our progress as we move forward with the integration of Earthstone Energy into Permian Resources. We are rapidly approaching our Day 1 milestone, and I am excited to share some important developments with you.

L3 Officer Announcement

Our existing leaders will continue to play pivotal roles in leading the combined go-forward company and enhancing our competitiveness in the Permian Basin. I am delighted to welcome Geoff Vernon into the Permian Resources family as VP of Corporate Development. His expertise in business development and engineering will be crucial in driving our future growth.

I would also like to take this moment to thank and acknowledge the outgoing Executives from Earthstone Energy for their invaluable support and service throughout this integration process. As is customary in mergers and acquisitions, some Earthstone Energy officers will take on various roles in a transitional capacity, through org-go live and beyond, to provide business continuity and help set up the go-forward organization for future success.

What’s next?

The heads of each function have started detailed design of their organizations. In parallel, scheduling of meetings with Earthstone Energy employees who have expressed an interest in being a part of the go-forward company is in progress. We remain on track to announce all decisions by Thanksgiving.

In preparation for closing, we will hold our second Summit workshop this week to confirm we have a clear and actionable plan for Day 1 when we officially become one legal entity.

Thanks to the work and dedication of each and every one of you, we have accomplished a lot towards Day 1 readiness, and I am excited about the future we are shaping together. Should you have any questions or require additional information, please do not hesitate to reach out to HR at HR@permianres.com.

Thank you for your continued efforts and dedication.

-  Will & James

Forward-Looking Statements and Cautionary Statements

The foregoing contains “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1933, as amended (the “Securities Act”), and Section 21E of the Securities Exchange Act of 1934, as amended. All statements, other than statements of historical fact, included in this communication that address activities, events or developments that Permian Resources and Earthstone expects, believes or anticipates will or may occur in the future are forward-looking statements. Words such as “estimate,” “project,” “predict,” “believe,” “expect,” “anticipate,” “potential,” “create,” “intend,” “could,” “would,” “may,” “foresee,” “plan,” “will,” “guidance,” “look,” “outlook,” “goal,” “future,” “assume,” “forecast,” “build,” “focus,” “work,” “strive,” “allow,” “continue” or the negative of such terms or other variations thereof and words and terms of similar substance used in connection with any discussion of future plans, actions, or events identify forward-looking statements. However, the absence of these words does not mean that the statements are not forward-looking. These forward-looking statements include, but are not limited to, statements regarding the proposed business combination between Permian Resources and Earthstone pursuant to the Agreement and Plan of Merger (the “Merger Agreement”) (the “Transaction”), pro forma descriptions of the combined company and its operations, integration and transition plans, synergies, opportunities and anticipated future performance. There are a number of risks and uncertainties that could cause actual results to differ materially from the forward-looking statements included in this communication. These include the expected timing and likelihood of completion of the Transaction, including the timing, receipt and terms and conditions of any required governmental and regulatory approvals of the Transaction that could reduce anticipated benefits or cause the parties to abandon the Transaction, the ability to successfully integrate the businesses, the occurrence of any event, change or other circumstances that could give rise to the termination of the Merger Agreement, the possibility that stockholders of Permian Resources may not approve the issuance of new shares of common stock in the Transaction or that stockholders of Earthstone may not approve the Merger Agreement, the risk that the parties may not be able to satisfy the conditions to the Transaction in a timely manner or at all, risks related to disruption of management time from ongoing business operations due to the Transaction, the risk that any announcements relating to the Transaction could have adverse effects on the market price of Permian Resources’ common stock or Earthstone’s common stock, the risk that the Transaction and its announcement could have an adverse effect on the ability of Permian Resources and Earthstone to retain customers and retain and hire key personnel and maintain relationships with their suppliers and customers and on their operating results and businesses generally, the risk the pending Transaction could distract management of both entities and they will incur substantial costs, the risk that problems may arise in successfully integrating the businesses of the companies, which may result in the combined company not operating as effectively and efficiently as expected, the risk that the combined company may be unable to achieve synergies or it may take longer than expected to achieve those synergies and other important factors that could cause actual results to differ materially from those projected. All such factors are difficult to predict and are beyond Permian Resources’ and Earthstone’s control, including those detailed in Permian Resources’ annual reports on Form 10-K, quarterly reports on Form 10-Q and current reports on Form 8-K that are available on its website at https://permianres.com and on the Securities Exchange Commission’s (the “SEC”) website at http://www.sec.gov, and those detailed in Earthstone’s annual reports on Form 10-K, quarterly reports on Form 10-Q and current reports on Form 8-K that are available on its website at https://www.earthstoneenergy.com and on the SEC’s website at http://www.sec.gov. All forward-looking statements are based on assumptions that Permian Resources and Earthstone believe to be reasonable but that may not prove to be accurate. Any forward-looking statement speaks only as of the date on which such statement is made, and Permian Resources and Earthstone undertake no obligation to correct or update any forward-looking statement, whether as a result of new information, future events or otherwise, except as required by applicable law. Readers are cautioned not to place undue reliance on these forward-looking statements that speak only as of the date hereof.

No Offer or Solicitation

This communication relates to the Transaction between Permian Resources and Earthstone. This communication is for informational purposes only and is not intended to and does not constitute an offer to sell or the solicitation of an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval, in any jurisdiction, pursuant to the Transaction or otherwise, nor shall there be any sale, issuance, exchange or transfer of the securities referred to in this document in any jurisdiction in contravention of applicable law. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act.

Important Additional Information

In connection with the Transaction, on September 6, 2023, Permian Resources filed with the SEC, a registration statement on Form S-4 (the “Registration Statement”), that includes a joint proxy statement of Permian Resources and Earthstone and a prospectus of Permian Resources (the “Joint Proxy Statement/Prospectus”). The Transaction will be submitted to Permian Resource’s stockholders and Earthstone’s stockholders for their consideration. Permian

Resources and Earthstone may also file other documents with the SEC regarding the Transaction. The definitive Joint Proxy Statement/Prospectus was first mailed to the stockholders of Permian Resources and Earthstone on or about September 26, 2023. This document is not a substitute for the Registration Statement and Joint Proxy Statement/Prospectus that will be filed with the SEC or any other documents that Permian Resources and Earthstone may file with the SEC or send to stockholders of Permian Resources and Earthstone in connection with the Transaction. INVESTORS AND SECURITY HOLDERS OF PERMIAN RESOURCES AND EARTHSTONE ARE URGED TO READ THE REGISTRATION STATEMENT AND THE JOINT PROXY STATEMENT/PROSPECTUS REGARDING THE TRANSACTION AND ALL OTHER RELEVANT DOCUMENTS THAT ARE FILED OR WILL BE FILED WITH THE SEC, AS WELL AS ANY AMENDMENTS OR SUPPLEMENTS TO THESE DOCUMENTS, CAREFULLY AND IN THEIR ENTIRETY BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT PERMIAN RESOURCES AND EARTHSTONE, THE TRANSACTION, THE RISKS RELATED THERETO AND RELATED MATTERS.

Investors and security holders are able to obtain free copies of the Registration Statement and the Joint Proxy Statement/Prospectus and all other documents filed or that will be filed with the SEC by Permian Resources and Earthstone through the website maintained by the SEC at http://www.sec.gov. Copies of documents filed with the SEC by Permian Resources will be made available free of charge on Permian Resources’ website at https://www.permianres.com under the “Investor Relations” tab or by directing a request to Investor Relations, Permian Resources Corporation, 300 N. Marienfeld Street, Suite 1000, Midland, TX 79701, Tel. No. (432) 695-4222. Copies of documents filed with the SEC by Earthstone will be made available free of charge on Earthstone’s website at https://www.earthstoneenergy.com, under the “Investors” tab, or by directing a request to Investor Relations, Earthstone Energy, Inc., 1400 Woodloch Forest Drive, Suite 300, The Woodlands, TX 77380, Tel. No. (281) 298-4246.

Participants in the Solicitation

Permian Resources, Earthstone and their respective directors and executive officers may be deemed to be participants in the solicitation of proxies in respect to the Transaction.

Information regarding Permian Resources’ executive officers and directors is contained in the proxy statement for Permian Resources’ 2023 Annual Meeting of Stockholders filed with the SEC on April 11, 2023 and certain of its Current Reports on Form 8-K. You can obtain a free copy of this document at the SEC’s website at www.sec.gov or by accessing Permian Resources’ website at https://permianres.com. Information regarding Earthstone’s directors and executive officers is contained in the proxy statement for Earthstone’s 2023 Annual Meeting of Stockholders filed with the SEC on April 27, 2023, and certain of its Current Reports on Form 8-K. You can obtain a free copy of this document at the SEC’s website at http://www.sec.gov or by accessing Earthstone’s website at https://www.earthstoneenergy.com.

Investors may obtain additional information regarding the participants in the solicitations and a description of their direct and indirect interests, by security holdings or otherwise, by reading the Registration Statement, Joint Proxy Statement/Prospectus and other relevant materials to be filed with the SEC regarding the Transaction when they become available. Stockholders of Permian Resources and Earthstone, potential investors and other readers should read the Joint Proxy Statement/Prospectus carefully before making any voting or investment decisions.